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                             February 8, 2024

       Lynn J. Good
       Chief Executive Officer
       Duke Energy Progress, LLC
       411 Fayetteville Street
       Raleigh, North Carolina 27601

                                                        Re: Duke Energy
Progress, LLC
                                                            Duke Energy
Progress SC Storm Funding LLC
                                                            Registration
Statement on Form SF-1
                                                            Filed January 17,
2024
                                                            File Nos.
333-276553 and 333-276553-01

       Dear Lynn J. Good:

                                                        We have reviewed your
registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form SF-1

       Cover Page

   1. We note your footnote stating that "[i]nterest on the Bonds will accrue from, 2024 and must be paid by the
purchaser if the bonds are delivered after that date." Please revise your form of prospectus
to clarify the meaning of this statement and disclose the material terms of any such
obligation on the part of the purchaser to pay interest on the bonds.
   2. We note your disclosure that that the bonds will be issued in one tranche. We also note your disclosure on the
cover page and on page 7 of the Prospectus Summary that the
                                                        bonds are scheduled to
pay principal and interest "sequentially." Please revise your form of prospectus as
necessary to resolve this apparent discrepancy or tell us why these statements are not
contradictory.
 Lynn J. Good
FirstName LastNameLynn
Duke Energy  Progress, LLCJ. Good
Comapany8,NameDuke
February   2024        Energy Progress, LLC
February
Page 2 8, 2024 Page 2
FirstName LastName
Prospectus Summary
The depositor, sponsor, seller and initial servicer of the bonds, page 8

3. We note your disclosure that Duke Energy Progress, LLC, as initial servicer and administrator, will be entitled to receive reimbursement of out-of-pocket expenses in addition to the annual servicing fee and the annual administration fee. The form of prospectus does not appear to include accompanying disclosure for an understanding of the expected amount of such out-of-pocket expenses or if there are any restrictions or limits on such out-of-pocket expenses. Please revise your form of prospectus to include such disclosure.
Risk Factors
DEP SC Storm Funding might issue additional series of storm recovery bonds, page 34

4. We note your disclosure that "some matters relating to the bonds" may require the vote of the holders of all series of the bonds. We also note your disclosure on page 69 of your form of prospectus that, as a condition to the issuance of additional storm recovery bonds,
         Duke Energy Progress, LLC must serve as initial servicer and administrator for such series of additional storm recovery bonds and that the servicer and the administrator cannot be replaced without the requisite approval of the holders of all series of storm recovery bonds then-outstanding. The form of prospectus does not appear to include disclosure about any other material matters that may require the vote of the holders of all series of bonds. Please revise your form of prospectus to include disclosure about any other material matters that may require the vote of the holders of all series of bonds.
Description of the Storm Recovery Bonds
Allocations as Between Series, page 70

5. We note your disclosure that "[i]n the event a customer does not pay in full all amounts owed under any bill including storm recovery charges, the servicer is required to allocate partial payments ratably among the storm recovery charge, other similar securitization charges and DEP's other billed amounts that is consistent with DEP's current process for allocating partial payments." Please revise your form of prospectus to include disclosure about DEP's current process for allocating partial payments.
Security for the Storm Recovery Bonds
Pledge of Collateral, page 88

6. We note that, in addition to the storm recovery property, the bonds will also be secured by
         "the collection account, relating to the bonds and established under the indenture and the series supplement, all subaccounts thereof and all amounts of cash, instruments, investment property or other assets on deposit therein or credited thereto from time to time and all financial assets and securities entitlements carried therein or credited thereto." Please confirm whether any of the underlying collateral will consist of securities
 Lynn J. Good
Duke Energy Progress, LLC
February 8, 2024
Page 3
         for purposes of Rule 190 under the Securities Act.
Intercreditor Agreement, page 117

7. Based on the disclosure in your form of prospectus, it appears that the rights of the holders of the bonds are subject to the terms of the intercreditor agreement. Please file the intercreditor agreement and the form of joinder to be entered into at the time of issuance of the bonds as exhibits to your registration statement and add them to the List of Exhibits.
         Refer to Item 601(b)(10) of Regulation S-K.
Part II - Information Not Required In Prospectus
Item 14. Exhibits, page II-2

8.       Please file your remaining exhibits with your next amendment. Refer to
Item 1100(f) of
         Regulation AB and Instruction 1 to Item 601 of Regulation S-K.
9. We note that the Storm Recovery Charge True-up Mechanism Form included in Order
         Exhibit No. 4 to Exhibit 99.1 is not legible. Please revise Exhibit
99.1 to ensure that the
         text of the Storm Recovery Charge True-up Mechanism Form is legible. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Brandon Figg at 202-551-3260 or Benjamin Meeks at 202-551-7146 with any other questions.



FirstName LastNameLynn J. Good                                  Sincerely,
Comapany NameDuke Energy Progress, LLC
                                                                Division of
Corporation Finance
February 8, 2024 Page 3                                         Office of
Structured Finance
FirstName LastName